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.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 0 1 2005 WAS... 153... SECTION PROCESSING

| SEC FILE NUMBER |
| 8 - 28666 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/04   AND ENDING   12/31/04

                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

     Hunter Securities Corp.

| OFFICIAL USE ONLY |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     515 Valley Street, Suite 110

                               (No. and Street)

     Maplewood   NJ   07040

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     Stephen A. Steglitz   973-761-6900

                                                           (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     J.H. Cohn LLP

                              (Name -- if individual, state last, first, middle name)

     75 Eisenhower Parkway   Roseland   NJ   07068-1697

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions

PROCESSED MAR 2 3 2005 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| |

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*





OATH OR AFFIRMATION

I, _____Stephen A. Steglitz_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Hunter Securities Corp._____ , as of _____December 31,_____20 04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Sworn to and subscribed
before me this
___ day of ___February 2005___

_____
Notary Public

JACLYNN A. FENSTER
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 14, 2008

_____
Signature

President
_____
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTER SECURITIES CORP.

Index



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Report of Independent Public Accountants

To the Board of Directors
Hunter Securities Corp.

We have audited the accompanying statement of financial condition of Hunter Securities Corp. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Securities Corp. as of December 31, 2004, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
February 23, 2005

2

HUNTER SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 6,893
Deposit with clearing organization	50,000
Securities owned, at market value	1,481,816
Other assets	68,386
Total	$1,607,095

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to clearing organization	$1,062,311
Note payable - stockholder	91,575
Long-term note payable	25,634
Accounts payable and accrued expenses	78,067
Total liabilities	1,257,587

Commitment and contingencies

Stockholders' equity:	
Common stock, $.10 par value; 2,500 shares authorized; 300 shares issued	30
Additional paid-in capital	344,292
Retained earnings	58,844
Less treasury stock, 100 shares of common stock, at cost	(53,658)
Total stockholders' equity	349,508
Total	$1,607,095

See Notes to Financial Statements.

HUNTER SECURITIES CORP.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

Revenues:	
Gain on principal transactions	$ 821,297
Interest income	109,660
Other income	26,151
Total	957,108
Expenses:	
Compensation and benefits	659,708
Clearing and floor brokerage	113,834
Regulatory fees and expenses	10,448
Communications	55,192
Occupancy	25,491
Interest expense	53,118
General and administrative	91,265
Total	1,009,056
Net loss	$ (51,948)

See Notes to Financial Statements.

HUNTER SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

| | Common Stock | | Additional Paid-in | Retained | Treasury Stock | | |
	Shares	Amount	Capital	Earnings	Shares	Amount	Total
Balance, January 1, 2004	300	$30	$344,292	$110,792	100	$(53,658)	$401,456
Net loss	—	—		(51,948)	—		(51,948)
Balance, December 31, 2004	300	$30	$344,292	$ 58,844	100	$(53,658)	$349,508

See Notes to Financial Statements.

HUNTER SECURITIES CORP.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Operating activities:	
Net loss	$ (51,948)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	15,755
Unrealized loss on investment securities	14,605
Changes in operating assets and liabilities:	
Securities owned	234,842
Other assets	9,656
Payable to clearing organization	(198,924)
Accounts payable and accrued expenses	(5,141)
Securities sold but not yet purchased	(6,500)
Net cash provided by operating activities	12,345
Investing activities - purchases of office equipment	(5,494)
Financing activities:	
Repayments of long-term debt	(6,868)
Payments on note payable - stockholder	(8,593)
Net cash used in financing activities	(15,461)
Net decrease in cash and cash equivalents	(8,610)
Cash and cash equivalents, beginning of year	15,503
Cash and cash equivalents, end of year	$ 6,893
Supplemental disclosure of cash flow data:	
Interest paid	$ 52,712

See Notes to Financial Statements.

HUNTER SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Hunter Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions, commission income and related commission expenses are recorded on a trade-date basis.

The Company's securities owned positions are concentrated in state and municipal obligations. Those securities positions and its deposits in money market accounts are valued at market and unrealized gains and losses are included in results of operations.

Cash equivalents:

Cash equivalents are investments in money market funds.

Furniture and equipment:

Furniture and equipment are carried at cost. Depreciation is provided using straight-line and accelerated methods.

Income taxes:

The Company, with the consent of its stockholders, has elected to be treated as an "S" Corporation under provisions of the Internal Revenue Code. In general, corporate income or loss of an "S" Corporation is allocated to the stockholders for inclusion in their personal Federal income tax returns. Accordingly, there is no provision for Federal income tax in the accompanying financial statements.

The Company has also elected to be treated as an "S" Corporation for New Jersey state income tax purposes. However, the State of New Jersey does impose a tax on "S" Corporation income at a reduced rate.

Deferred state tax assets and liabilities were not material at December 31, 2004.

Note 2 - Securities owned:

Securities owned (other than money market account shares) represent positions in marketable securities taken primarily for trading purposes in the ordinary course of business. At December 31, 2004, securities owned includes marketable securities, at market value, consisting of state and municipal bonds, with a market value of $1,481,816.

Note 3 - Furniture and equipment:

The carrying value of furniture and equipment has been included in other assets as of December 31, 2004 and consists of the following:

	Estimated Useful Life	Amount
Furniture and fixtures	5-7 years	$ 35,529
Equipment and software	3-5 years	139,259
Vehicles	5 years	36,828
		211,616
Less accumulated depreciation		185,540
Total		$ 26,076

Note 4 - Payable to clearing organization:

The payable to clearing organization is primarily comprised of margin obligations, which are collateralized by securities owned by the Company.

Note 5 - Long-term note payable:

At December 31, 2004, long-term debt consists of an equipment loan that bears interest at 3.99% and matures in May 2008.

Principal amounts due under the loan in each of the years subsequent to December 31, 2004 are as follows:

Year Ending December 31,	Amount
2005	$ 7,146
2006	7,437
2007	7,739
2008	3,312
Total	$25,634

Note 6 - Related party transactions:
Note payable - stockholder, which bears interest at 4.875% per annum, is due on demand. Related interest expense amounted to $4,803 for the year ended December 31, 2004.

Note 7 - Savings plan:
The Company maintains a profit-sharing plan pursuant to Section 401(k) of the Internal Revenue Code under which all employees meeting eligibility requirements qualify for membership. The Company may make voluntary contributions at the discretion of the Board of Directors. There were no contributions made to the plan for the year ended December 31, 2004.

Note 8 - Lease commitment:
The Company leases its office space under an operating lease that expires in August 2009. The office lease requires the Company to pay real estate taxes and maintenance costs. Minimum future rental commitments under the lease in years subsequent to December 31, 2004 are as follows:

Year Ending December 31,	Amount
2005	$ 29,458
2006	30,395
2007	31,334
2008	32,272
2009	21,931
Total	$145,390

Rent expense under noncancelable operating leases was $25,491 in 2004.

Note 9 - Financial instruments with off-balance-sheet risk and concentration of credit risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits with banks and brokers and receivables from other brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining banking and brokerage relationships with major financial institutions and monitoring their credit ratings.

Note 9 - Financial instruments with off-balance-sheet risk and concentration of credit risk (concluded):

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company had an average aggregate balance of approximately $1,352,000 during December 2004.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary.

Note 10- Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $222,106, which was $122,106 in excess of its minimum required net capital of $100,000. The Company's net capital ratio was .88 to 1.

HUNTER SECURITIES CORP.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Net capital:
    Total stockholders' equity $ 349,508

    Deduct nonallowable assets and charges - other assets   39,819
        Net capital before haircuts on securities positions   309,689

    Haircuts on securities positions - other - municipal obligations,
        corporate bonds and money market funds   87,583

        Net capital $ 222,106

Aggregate indebtedness:
    Total liabilities $1,257,587
    Less payable to clearing organization   (1,062,311)

        Aggregate indebtedness $ 195,276

Computation of basic net capital requirement:
    Minimum net capital required (greater of 6-2/3% of aggregate
        indebtedness or $100,000 minimum dollar net capital require-
        ment) $ 100,000

Excess of net capital $ 122,106

Excess of net capital at 1,000% $ 202,578

Ratio of aggregate indebtedness to net capital   .88 to 1

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
DECEMBER 31, 2004

Reconciliation with the Company's computation (included in Part IIA
of Form X-17A-5) as of December 31, 2004:
Net capital as reported in the Company's Part IIA (Unaudited)
FOCUS report

$232,320

Decrease in net capital resulting from changes in:
Audit adjustments, net:

Statement of financial condition reclassifications	$(6,372)	
Statement of operations changes	(3,842)	(10,214)
Net capital per above		$222,106

Aggregate indebtedness as reported in the Company's Part IIA
(Unaudited) FOCUS report

$159,027

Increase in aggregate indebtedness resulting from audit adjustments to increase accounts payable and accrued expenses
and statement of financial condition reclassifications

36,249

Aggregate indebtedness per above

$195,276



Report of Independent Public Accountants
on Internal Control

To the Board of Directors
Hunter Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Hunter Securities Corp. as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

Roseland, New Jersey
February 23, 2005